Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Registration Number: 333-144752
Date: October 11, 2007
Important information:
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.
In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which, as amended, includes the U.S. offer document, and Fortis, RBS and Santander (collectively, the “Banks”) have filed with the SEC a Tender Offer Statement on Schedule TO, amendments thereto and other relevant materials. INVESTORS ARE URGED TO READ THE DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank without charge.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the successful completion of any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
On October 11, 2007, ABN AMRO, Fortis, Royal Bank of Scotland and Santander issued the following joint press release:
11th October 2007
Joint Message from ABN AMRO, Fortis, RBS and Santander
Supervisory and Managing Board Nominations and Responsibilities
ABN AMRO, Fortis, RBS and Santander announce today the nominations for the new structure and membership of the Supervisory and Managing Boards of ABN AMRO, together with their proposed responsibilities. These are subject to the completion of the appropriate approval process including an Extraordinary General Meeting of shareholders called for by ABN AMRO at the earliest practical date.
The Supervisory Board will continue to be chaired by Mr Arthur Martinez. Nominated to join the Supervisory Board are Mr Jean-Paul Votron, Chief Executive of Fortis, Sir Fred Goodwin, Chief Executive of RBS, and Mr Juan Inciarte, General Manager of Santander. Mr David Baron de Rothschild, Mr Marcus Pratini de Moraes, Mr Paulo Scaroni, Lord Sharman of Redlynch and Mr Gerhard Randa will be stepping down at the forthcoming EGM.
For the Managing Board our intention is to increase both its resources and capabilities while providing increased leadership focus for Business Units and functions. The structure details (attached) show how existing responsibilities will map onto the proposed structure. In the period ahead we will be working on the allocation of further responsibilities to the leadership team as appropriate.
As announced by ABN AMRO yesterday Mr Rijkman Groenink is stepping down from his position as Chairman of the Managing Board. The other existing members of the Managing Board will retain positions with revised responsibilities.
Mr Groenink’s nominated replacement as Chairman is Mr Mark Fisher, currently Chief Executive of the Manufacturing Division and a member of the RBS Group Board and Group Executive Management Committee.
This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995). This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Attached: Proposed Managing Board Structure, responsibilities and biographies.

Proposed Managing Board Structure

Nominated Supervisory Board Structure and Biographies
Sir Fred Goodwin
Chief Executive of RBS Group, appointed to the board in August 1998. He is a non-executive director of Bank of China Limited and Chairman of The Prince’s Trust., Formerly Chief Executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC.
Jean-Paul Votron
Chief Executive of Fortis since 2004. Between 1991 and 1997 he served in different positions with Citibank in Europe and the US. ABN AMRO Senior Executive Vice-President International Consumer Banking and E-Commerce from 1997 until 2001, he rejoined Citigroup, where he was appointed a member of the Management Committee of Citigroup in 2002.
Mr Juan Inciarte
CEO of Santander Consumer and General Manager of Santander Group. Joined the Santander Group in 1985.  Appointed to the Board in 1991 until 1999.  Holds seat on the Boards of several Spanish and international companies.
Existing Supervisory Board Structure and Biographies
Arthur Martinez (Chairman)
Appointed Chairman of the ABN AMRO Supervisory Board in 2006 after joining the Supervisory Board in 2002. He is a former Chairman and CEO of Sears, Roebuck & Co., Inc and a former Chairman of the Board of Directors of the Federal Reserve Bank in Chicago. He has also served as Chairman and Chief Executive of Sears Merchandise Group, after a career at Saks Fifth Avenue, New York, starting in 1980 as Senior Vice President and Chief Financial Officer. In 1990 he became Vice Chairman and member of the Board of Directors of Saks Fifth Avenue.
André Olijslager (Vice Chairman)
André Olijslager was appointed to the ABN AMRO Supervisory Board in 2004 and became Vice Chairman in April 2006. He has previously served as Chairman of the Board of Royal Friesland Foods and his career also includes senior positions at Van Gelder Papier and Alpinvest.
Trude Maas
Appointed to the Supervisory Board in 2000. She was previously President of the Hay Vision Society in 2001, a think tank for trends in the field of Human Resources. Mrs Maas also worked as business developer at Hay Management Consultants and at Origin Netherlands, where she served on the Managing Board.

Rob van den Bergh
Appointed to the ABN AMRO Supervisory Board in 2005. Mr van den Bergh joined VNU in 1980 and held important management positions within several business groups and in 2000 was named Chairman of the Executive Board. He retired as Chairman of the Executive Board and CEO in November 2005.
Anthony Ruys
Appointed to the ABN AMRO Supervisory Board in 2005. From 1974 to 1993, Mr Ruys worked at Unilever where he held various marketing and general management positions. He then joined Heineken as a member of the Executive Board in 1993, became Vice Chairman in 1996 and in 2002 was named Chairman of the Executive Board. He retired as Chairman in 2005
Gert-Jan Kramer
Appointed to the ABN AMRO Supervisory Board in 2006. Previously President and Chief Executive Officer of Fugro N.V. and Director at Broekhoven Baggermaatschappij Zeist. Also worked as a project manager at Koninklijke Adriaan Volker Groep with the Royal Dutch Navy and as Design Engineer at the Department of Maritime Construction of the Dutch Government.
Ana María Llopis Rivas
Appointed to the Supervisory Board in 2007. Dr Llopis was the founder and CEO of Open Bank (1993—2000), the branchless internet bank of the Santander Group. She also worked for, Banesto (1988—1991), where she was Associate General Manager of Branch Network, Marketing and Quality for Retail Banking.
Nominated Managing Board Structure and Biographies
Mark Fisher (Chairman)
A Director of Royal Bank of Scotland Group Board since March 2006. He moved to RBS following its acquisition of NatWest in 2000. He is currently Chief Executive of the Manufacturing division which manages a diverse range of services supporting the Group’s activities including IT, Property, Purchasing and back-office services functions. Joined NatWest in 1981 and has a first class honours degree in Mathematics and an MBA from Warwick Business School.
Karel De Boeck (Vice-Chair, HR, Group Communications and Group Public Affairs)
Member of the Executive Committee of Fortis, as Chief Risk Officer.
Wilco Jiskoot (Vice-Chair, Private Equity)
Currently the ABN AMRO Managing Board member responsible for: Business Unit (BU) Netherlands; BU Global Clients; BU Private Clients; BU Asset Management; and Private Equity (ABN AMRO Capital). Mr Jiskoot was appointed to the Managing Board in 1997.

Joost Kuiper (BU North America)
Currently Chairman of the ABN AMRO Group Business Committee (GBC), and Managing Board member responsible for Business Unit (BU) North America. He was appointed to the Managing Board in May 1999.
Brian Crowe (BU Global Clients, BU Global Markets and BU Transaction Banking)
Currently the Chief Executive, Global Banking and Markets at RBS, a position he has held since 2005. He is also the Chairman of the Wholesale Committee of the British Bankers Association, a Director of Coutts & Co and the Chairman of RBS Greenwich Capital.
Piero Overmars (BU Asia and BU Europe)
Currently the ABN AMRO Managing Board member responsible for: Business Unit (BU) Asia; BU Global Markets; BU Europe; and Antonveneta. He is also Chairman of the Commercial Client Segment. Appointed to the Managing Board in January 2006.
Paul Dor (BU Asset Management and BU Private Clients)
Currently CEO of Special Financial Services at Fortis. His long-standing career at Fortis, which spans nearly 40 years, has involved senior positions in Commercial and Corporate banking.
Jan Peter Schmittmann (BU Netherlands)
Currently Chief Executive Officer Business Unit Netherlands, previously responsible for the business unit New Growth Markets.
Javier Maldonado (BU Latin America)
Head of the Wealth Management Division and U.K. corporate banking at Abbey, Santander’s U.K. subsidiary.
Marta Elorza Trueba (Antonveneta)
Deputy managing director of internal auditing, Santander. Joined the Group in 1997, from Arthur Andersen, where she was a partner.
Ron Teerlink (Services and Market Infrastructures)
Currently responsible for: ABN AMRO’s Business Unit (BU) Latin America; BU Transaction Banking; and Services, Market Infrastructure. Appointed to the Managing Board in January 2006.
Huibert Boumeester (Chief Risk Officer and Group Risk Management)
Appointed to the ABN AMRO Managing Board in January 2006 and current responsibilities are: Chief Financial Officer; Group Finance; Group Risk Management; Group Strategic Decision Support; Investor Relations; Group Communications; and Group Public Affairs.
John Hourican (Chief Finance Officer)
Currently Head of Leveraged Finance for Europe and Asia Pacific within RBS’s Global Banking & Markets division. He was previously Chief Operating Officer for GBM. A chartered accountant who trained with Price Waterhouse, he has held a number of Finance Director roles within RBS.